Exhibit 97.1

Cboe Global Markets, Inc. Executive Officer Incentive Compensation Clawback Policy

Table of Contents

Purpose1

Administration/Applicability/Scope2

Definitions2

Recoupment Upon an Accounting Restatement3

Method Of Recoupment3

Notice4

Impracticability4

No Indemnification or Insurance4

Modification4

Other Recoupment Rights5

Successors5

Disclosure5

Change of Listing5

Document Information5

Purpose

The Board of Directors (the “Board”) of Cboe Global Markets, Inc. (“CGM” or the “Company), has adopted this policy (this “Policy”) which requires the recovery of certain executive incentive compensation in the event that the Company is required to prepare an Accounting Restatement (as defined below). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 thereunder, and Rule 14.10 of the Cboe BZX Exchange, Inc. (“BZX”) Listing Rules (“Rule 14.10”) and will be interpreted and applied accordingly.  This Policy supersedes in its entirety the previous Cboe Global Markets, Inc. Officer Compenstaion Clawback Policy (the “Prior Policy”) and any other policies of the Company covering the same subject matter, except as otherwise expressly set forth herein.

Executive Officer Incentive Compensation Clawback Policy

Administration/Applicability/Scope

This Policy will be administered by the Compensation Committee of the Board (the “Committee”). The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any determinations made by the Committee will be final and binding on all affected individuals.  This Policy may also be administered by the Board or any other appropriate committee or committees of the Board, as may be designated by the Board from time to time.

The Committee (and each member thereof) shall be entitled to, in good faith, rely or act upon any report or other information furnished to them by any officer or employee of the Company, legal counsel, independent auditors, consultants or any other agents assisting in the administration of the Policy. Subject to applicable law, the Committee, in its sole discretion, may delegate any or all of its powers and duties under the Policy, to specified officers of the Company, subject to such limitations on such delegated powers and duties as the Committee may impose, if any.

This Policy applies to the Company’s current and former Executive Officers (as defined below).

Definitions

●	“Accounting Restatement” means a requirement that the Company prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the U.S. federal securities laws, including any required accounting restatement (i) to correct an error in previously issued financial statement that is material to the previously issued financial statements (“Big ‘R’ Restatement”) or (ii) to correct an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (“Little ‘r’ Restatement”), as determined by the Audit Committee of the Board, the Board, or any other committee or officer authorized to make such a determination. Changes to the Company’s financial statements that do not represent error corrections are not an Accounting Restatement, including: (A) retrospective application of a change in accounting principle; (B) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (C) retrospective reclassification due to a discontinued operation; (D) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; and (E) retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure; and (F) other substantially similar changes.
●	“Executive Officer” means any current or former executive officer, as determined pursuant to Rule 16a-1(f) promulgated under the Exchange Act, and including executive officers identified under Item 401(b) of Regulation S-K.
●	“Financial Reporting Measure” includes (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure that is derived wholly or in part from any such measure, (ii) the Company’s stock price, or (iii) the total stockholder return of the Company. A measure, however, need not be presented within the financial statements or included in a filing with the U.S. Securities and Exchange Commission (“SEC”) to constitute a Financial Reporting Measure.

Executive Officer Incentive Compensation Clawback Policy

●	“Incentive-based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in such Incentive Compensation is attained.
●	“Covered Incentive-based Compensation” means Incentive-based Compensation Received on or after October 2, 2023 by a person: (i) after beginning service as an Executive Officer, (ii) who has served as an Executive Officer at any time during the performance period for that Incentive-based Compensation, and (iii) while the Company has a class of securities listed on a national securities exchange or national securities association. Compensation received by executive officers prior to October 2, 2023 shall continue to be subject to potential recovery under the Prior Policy.
●	“Recovery Period” means the three (3) completed fiscal years immediately preceding the Restatement Date and any transition period resulting from a change in the Company’s fiscal year within or immediately following the three completed fiscal years.
●	“Restatement Date” means the date that is the earlier to occur of (i) the date that the Board, a committee thereof, or authorized officers concluded, or reasonably should have concluded that an accounting restatement is necessary or (ii) the date that the Company is directed to prepare an accounting restatement by a court, regulator, or other legally authorized body.

Recoupment Upon an Accounting Restatement

If the Company is required to prepare an Accounting Restatement,  the Committee will reasonably promptly recover the amount of the Covered Incentive-based Compensation that was Received by each Executive Officer during the Recovery Period in excess of the amount that would have been Received had such Covered Incentive-based Compensation been determined based on the restated Financial Reporting Measure, computed without regard to taxes paid (such amount, the “Erroneously Awarded Compensation”), subject to impracticability discussed below.

If the amount of Covered Incentive-based Compensation Received by an Executive Officer was based on the Company’s stock price or total stockholder return and is not subject to mathematical recalculation directly from the Accounting Restatement, the amount to be recovered as Erroneously Awarded Compensation will be based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or total stockholder return upon which the Covered Incentive-based Compensation was Received. The Company Secretary shall, on behalf of the Committee, obtain and maintain all documentation of the determination of any such reasonable estimate and provide such documentation to BZX when required.

Recoupment of Erroneously Awarded Compensation pursuant to this Policy is made on a “no fault” basis, without regard to whether any misconduct occurred or whether any Executive Officer has responsibility for the noncompliance that resulted in the Accounting Restatement.

Method Of Recoupment

The Committee will determine, in its sole discretion, the method(s) for recouping Erroneously Awarded Compensation hereunder, which may include, without limitation, deduction from salary; requiring reimbursement; offsetting from other compensation; forfeiture, cancellation or reduction of equity awards or deferred compensation; surrendering to the Company shares held by the Executive Officer.

Executive Officer Incentive Compensation Clawback Policy

The Committee will consider Section 409A of the U.S. Internal Revenue Code of 1986, as amended, prior to offsetting recouped amounts against future payments of deferred compensation.  In addition, the Committee may, in its sole discretion, determine whether and to what extent additional action is appropriate to address any failure of an Executive Officer to comply with the recoupment obligations of this Policy.

Notice

To the extent the Company determines that recovery is required pursuant to this Policy, it shall provide the Executive Officer written notice prior to seeking recoupment.

Impracticability

The Committee will recover any Erroneously Awarded Compensation in accordance with this Policy unless the Committee determines that such recovery would be impracticable because (i) the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, (ii) recovery would violate an applicable home country law adopted prior to November 28, 2022, or (iii) recovery would likely cause an otherwise tax-qualified, broad-based retirement plan of the Company to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.  Before concluding that it would be impracticable to recover any Erroneously Awarded Compensation based on the expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, and the Company Secretary, on behalf of the Committee, shall document such reasonable attempt(s) to recover and provide that documentation to the BZX when required.  Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of law, the Committee shall engage legal counsel experienced and qualified to practice law in the applicable jurisdiction (if such counsel is acceptable to the BZX) to render an opinion that recovery would result in a violation of law and shall provide such opinion to the BZX.  The Company shall provide funding for the fees and expenses of such legal counsel as approved by the Committee.

No Indemnification or Insurance

To the extent the Company determines that recovery is required pursuant to this Policy, neither the Company nor any of its subsidiaries or affiliates shall (i) indemnify any Executive Officer against the loss of any Erroneously Awarded Compensation or (ii) pay or reimburse any Executive Officer for any insurance policy entered into by an Executive Officer or the Company that provides for full or partial coverage of any recoupment obligation under this Policy.

Modification

The Board or the Committee may amend this Policy from time to time in its discretion in any manner consistent with applicable law and regulation.  The Board or Committee may terminate this Policy at any time when the Company does not have a class of securities listed on a national securities exchange or a national securities association. The validity, construction, and effect of the Policy and any determinations relating to this Policy shall be construed in accordance with the laws of the State of Delaware without regard to its conflicts of laws principles.

Executive Officer Incentive Compensation Clawback Policy

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law.  Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any recoupment provision in any employment agreement, severance plan, equity award agreement, bonus plan, or similar agreement or plan and any other legal remedies available to the Company.  Further, the provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 and other applicable laws.

Successors

This Policy shall be binding and enforceable against all Executive Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.

Disclosure

The circumstances of any recoupment pursuant to this Policy and any recovery foregone due to impracticability will be publicly disclosed where required by Rule 10D-1, Item 402 of Regulation S-K, and Rule 14.10.  In accordance with Rule 10D-1, the Policy shall be filed with the SEC as an exhibit to the Company’s Form 10-K, as provided in Item 601(b) of Regulation S-K.

Change of Listing

In the event that the Company lists its securities on any national securities exchange or national securities association other than BZX, all references to “BZX” in this Policy shall mean each national securities exchange or national securities association upon which the Company has a class of securities then listed.

Document Information <DO NOT EDIT>

SharePoint-populated data:

Major Version #	1
Last Revised Date	10/24/2023
Last Review Date	10/19/2023